[LETTERHEAD OF JONES DAY]

April 6, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Exelon Corporation; Form RW (Request for Withdrawal)
Amendment No. 5 to Form U-1 Application/Declaration,
File No. 70- 9693, filed on August 15, 2001

Ladies and Gentlemen:

On behalf of our client Exelon Corporation (“Exelon”), I hereby withdraw Amendment No. 5 to the Application/Declaration on Form U-1 in File No. 70-9693 filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2001 by Exelon and the subsidiaries of Exelon listed on the signature page thereto.

The approvals sought in Amendment No. 5 have been superseded by Exelon’s Application/Declaration on Form U-1 in File No. 70-10189 and the corresponding order issued April 1, 2004 by the Commission.

Very truly yours,

/s/ Michael G. Strohmeier

cc: Constance Reinhard, Exelon Corporation